SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                     GOOD HARBOR PARTNERS ACQUISITION CORP.
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    382094100
                                    ---------
                                 (CUSIP Number)

                                 March 10, 2006
                                 --------------
              (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  382094100                                           Page 2 of 6 Pages

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1.   NAME OF REPORTING PERSON                           PENTAGRAM PARTNERS, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                a []    b []
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
------------------------------------------- ------------------------------------
                                            5.   SOLE VOTING POWER

         NUMBER OF                               90,000
          SHARES                            ------------------------------------
       BENEFICIALLY                         6.   SHARED VOTING POWER
          OWNED
        BY EACH                                  0
       REPORTING                            ------------------------------------
      PERSON WITH                           7.   SOLE DISPOSITIVE POWER

                                                 90,000
                                            ------------------------------------
                                            8.   SHARED DISPOSITIVE POWER

                                                 0
------------------------------------------- ------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,000
--------------------------------------------------------------------------------
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.8254%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  NAME AND ADDRESS OF ISSUER

          (a)  Good Harbor Partners Acquisition Corp.

          (b)  79 Byron Road
               Weston, Massachusetts 02493

ITEM2. NAME, ADDRESS AND CITIZENSHIP OF PERSON FILING; CLASS OF SECURITIES AND CUSIP NUMBER

          (a)  Pentagram Partners, L.P.

          (b)  630 Fifth Avenue, 20th Floor
               New York, NY 10111

          (c)  Pentagram Partners, L.P. is a New York partnership.

          (d)  Common Stock

          (e)  CUSIP Number: 382094100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          (a)  []   Broker or Dealer registered under Section 15 of the Act;

          (b)  []   Bank is defined in Section 3(a)(6) of the Act;

          (c)  []   Insurance Company as defined in Section 3(a)(19) of the Act;

          (d)  []   Investment   Company  registered  under  Section  8  of  the
                    Investment Company Act;

          (e)  []   Investment  Adviser  registered  under  Section  203  of the
                    Investment Advisers Act of 1940;

          (f)  []   Employee Benefit Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F);

          (g)  []   Parent    Holding     Company,     in    accordance     with
                    ss.240.13d-1(b)(ii)(G) (Note: See Item 7);

          (h)  []   Group, in accordance with ss.240.13d-1(b)(1)(ii)(H);

          (i)  []   A church plan that is  excluded  from the  definition  of an investment  company under section 3(c)(14) of the Investment
                    Company Act of 1940;

          (j)  []   Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

     (a) As of the filing of this Schedule 13G, the Reporting person has purchased Class A Units of the Issuer. Each Class A Unit consists of:
          (i) two shares of Common Stock; and (ii) ten Class Z Warrants each to purchase one share of Common Stock, par value $0.0001 per share. The Reporting person is the beneficial owner of 90,000 shares of Common Stock of the Issuer.

     (b) The Reporting person's percentage of ownership is 7.8254% of the total outstanding shares of Common Stock. This percentage is based upon the 1,150,100 shares of Common Stock issued and outstanding (the number of shares of Common Stock reported in the Company's Form 8-K filed on March 20, 2006).

     (c)  Number of shares as to which the person has:

          (i)   sole power to vote or to direct the vote:                 90,000
          (ii)  shared power to vote or to direct the vote:                    0
          (iii) sole power to dispose or to direct the disposition of:    90,000
          (iv)  shared power to dispose or to direct the disposition of:       0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              PENTAGRAM PARTNERS, L.P.,
                                              a New York Limited Partnership



Date:  March 22, 2006                         /s/ Richard Jacinto, II
                                              ----------------------------------
                                              Richard Jacinto, II,
                                              General Partner